UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Enterprise 4.0 Technology Acquisition Corp.

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

G3137C106**

(CUSIP Number)

ENT4.0 Technology Sponsor LLC

533 Airport Blvd, Suite 400

Burlingame, CA 94010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Issuer’s Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”). CUSIP number G3137C106 has been assigned to the Issuer’s Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), which are quoted on NASDAQ Stock Market under the symbol “ENTF.”

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3137C106	13D	Page 2 of 15 pages

1	Names of Reporting Persons. ENT4.0 Technology Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,100,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,100,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,100,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 54.1% (1)
14	Type of Reporting Person (See Instructions) OO

(1)

See Item 5 below. This includes 7,499,999 Class A Ordinary Shares, which ENT Technology 4.0 Sponsor LLC (the “Sponsor”) elected to convert from Class B Ordinary Shares previously held by the Sponsor on a one-for-one basis on April 21, 2023, as well as the one (1) remaining Class B Ordinary Share continued to be owned by the Sponsor. This figure excludes 300,000 Class A Ordinary Shares underlying Private Placement Warrants (as defined below) that are not exercisable until 30 days after completion of the Issuer’s initial business combination.

CUSIP No. G3137C106	13D	Page 3 of 15 pages

1	Names of Reporting Persons. Explorer Parent LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,100,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,100,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,100,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 54.1% (1)
14	Type of Reporting Person (See Instructions) OO

(1)

See Item 5 below. This includes 7,499,999 Class A Ordinary Shares, which ENT Technology 4.0 Sponsor LLC (the “Sponsor”) elected to convert from Class B Ordinary Shares previously held by the Sponsor on a one-for-one basis on April 21, 2023, as well as the one (1) remaining Class B Ordinary Share continued to be owned by the Sponsor. This figure excludes 300,000 Class A Ordinary Shares underlying Private Placement Warrants (as defined below) that are not exercisable until 30 days after completion of the Issuer’s initial business combination.

CUSIP No. G3137C106	13D	Page 4 of 15 pages

1	Names of Reporting Persons. Founder Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,100,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,100,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,100,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 54.1% (1)
14	Type of Reporting Person (See Instructions) OO

(1)

See Item 5 below. This includes 7,499,999 Class A Ordinary Shares, which ENT Technology 4.0 Sponsor LLC (the “Sponsor”) elected to convert from Class B Ordinary Shares previously held by the Sponsor on a one-for-one basis on April 21, 2023, as well as the one (1) remaining Class B Ordinary Share continued to be owned by the Sponsor. This figure excludes 300,000 Class A Ordinary Shares underlying Private Placement Warrants (as defined below) that are not exercisable until 30 days after completion of the Issuer’s initial business combination.

CUSIP No. G3137C106	13D	Page 5 of 15 pages

1	Names of Reporting Persons. Steven Fletcher
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,100,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,100,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,100,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 54.1% (1)
14	Type of Reporting Person (See Instructions) IN

(1)

See Item 5 below. This includes 7,499,999 Class A Ordinary Shares, which ENT Technology 4.0 Sponsor LLC (the “Sponsor”) elected to convert from Class B Ordinary Shares previously held by the Sponsor on a one-for-one basis on April 21, 2023, as well as the one (1) remaining Class B Ordinary Share continued to be owned by the Sponsor. This figure excludes 300,000 Class A Ordinary Shares underlying Private Placement Warrants (as defined below) that are not exercisable until 30 days after completion of the Issuer’s initial business combination.

CUSIP No. G3137C106	13D	Page 6 of 15 pages

1	Names of Reporting Persons. Alex Vieux
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. France
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,100,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,100,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,100,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 54.1% (1)
14	Type of Reporting Person (See Instructions) IN

(1)

See Item 5 below. This includes 7,499,999 Class A Ordinary Shares, which ENT Technology 4.0 Sponsor LLC (the “Sponsor”) elected to convert from Class B Ordinary Shares previously held by the Sponsor on a one-for-one basis on April 21, 2023, as well as the one (1) remaining Class B Ordinary Share continued to be owned by the Sponsor. This figure excludes 300,000 Class A Ordinary Shares underlying Private Placement Warrants (as defined below) that are not exercisable until 30 days after completion of the Issuer’s initial business combination.

CUSIP No. G3137C106	13D	Page 7 of 15 pages

SCHEDULE 13D/A

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”) is being filed on behalf of the Reporting Persons (as defined below) for the sole purpose of updating the ownership percentages of the Reporting Persons reported in the Schedule 13D filed by the Reporting Persons with the SEC on November 1, 2021 (the “Schedule 13D”) as a result of the redemption of 23,233,981 Class A Ordinary Shares and the Founder Conversion (as defined below), each as reported in the Current Report on Form 8-K filed by the Issuer (as defined below) on April 26, 2023 (the “Current Report”).

This Schedule 13D/A is being filed to report amendments to the Schedule 13D as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 1.	Security and Issuer.

This statement on Schedule 13D/A relates to the Class A ordinary shares, $0.0001 par value per share (the “Class A Ordinary Shares”), of Enterprise 4.0 Technology Acquisition Corp., a Cayman Islands corporation (the “Issuer”), whose principal executive offices are located at 630 Ramona Street, Palo Alto, CA 94301.

Item 2.	Identity and Background

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

ENT4.0 Technology Sponsor LLC (“Sponsor”);

Explorer Parent LLC (“Explorer”);

Founder Holdings LLC (“Founder”);

Steven Fletcher; and

Alex Vieux.

Sponsor, Explorer and Founder are each organized under the laws of the Cayman Islands. Mr. Steven Fletcher is a citizen of the United States and Mr. Alex Vieux is a citizen of France. The address for the principal business office of each Reporting Person is 533 Airport Blvd, Suite 400, Burlingame, CA 94010.

The principal occupation of Messrs. Fletcher and Vieux is Principal of Founder. The principal business of each of the other Reporting Persons is investing in securities, including the securities of the Issuer.

Information with respect to the directors and officers of Sponsor, Explorer, and Founder (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

CUSIP No. G3137C106	13D	Page 8 of 15 pages

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Placement Units (as defined below) was $6,000,000. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. In each case, the source of these funds was the working capital of Sponsor.

Item 4.	Purpose of Transaction

Founder Shares

In July 2021, Sponsor purchased 7,187,500 founder shares, classified as Class B ordinary shares (the “Class B Ordinary Shares,” and together with the Class A Ordinary Shares, the “Ordinary Shares”), for an aggregate purchase price of $25,000. Included in this issuance of Class B Ordinary Shares to the Sponsor was an aggregate of up to 978,750 Class B Ordinary Shares subject to forfeiture to the extent that the underwriters’ over-allotment option in connection with the Issuer’s initial public offering (the “IPO”) is not exercised in full or in part, so that the Sponsor will own, on an as-converted basis, 20% of the Issuer’s issued and outstanding shares after the IPO (excluding the shares of Ordinary Shares underlying the Placement Units (defined below)).

In October 2021, the Issuer effected a 1.044 for 1 share dividend for each Founder Share outstanding, resulting in our initial shareholders holding an aggregate of 7,503,750 founder shares. In connection with the partial exercise of the over-allotment option at the closing of the IPO, our Sponsor forfeited 3,750 of the Class B Ordinary Shares, resulting in 7,500,000 Class B Ordinary Shares outstanding, none of which are subject to forfeiture.

The Class B Ordinary Shares will automatically convert into Ordinary Shares at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, and are also convertible, at any time prior to a Business Combination, at the option of the holder.

On April 21, 2023, the Sponsor elected to convert on a one-for-one basis the 7,499,999 Class B Ordinary Shares into 7,499,999 Class A Ordinary Shares (the “Founder Conversion”), resulting in the Sponsor continuing to own one (1) Class B Ordinary Share following the Founder Conversion. The 7,499,999 Class A Ordinary Shares issued to the Sponsor in connection with the Founder Conversion together with the one (1) Class B Ordinary Share continued to be owned by the Sponsor (“Founder Shares”) are subject to the same registration rights and restrictions as the Class B Ordinary Shares before the Founder Conversion, including, among others, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of a business combination as described in the prospectus for the Issuer’s initial public offering.

CUSIP No. G3137C106	13D	Page 9 of 15 pages

Placement Units

On October 21, 2021, as part of a unit subscription agreement dated October 18, 2021 (the “Unit Subscription Agreement”), Sponsor purchased 600,000 placement units (the “Placement Units”) from the Issuer for an aggregate purchase price of $6,000,000. Each Placement Unit consists of one Class A Ordinary Share (“Placement Share”) and one-half of one redeemable warrant (each, a “Placement Warrant”). Each whole Placement Warrant is exercisable to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment, during the period commencing 30 days following the consummation of the Business Combination.

The foregoing description of the Unit Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

The Sponsor and the Issuer entered into a letter agreement (the “Letter Agreement”) pursuant to which Sponsor agreed (i) to waive its redemption rights with respect to its Founder Shares and Class A Ordinary Shares in connection with the completion of the Business Combination, (ii) not to propose any amendment to the Issuer’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s Business Combination or certain amendments to the Issuer’s charter prior thereto or to redeem 100% of the Issuer’s Class A Ordinary Shares if the Issuer does not complete the Business Combination within 18 months from the closing of the IPO or (B) with respect to any other provision relating to stockholders’ rights or pre-Business Combination activity, and (iii) to waive its rights to liquidating distributions from the trust account with respect to its Founder Shares if the Issuer fails to complete the Business Combination within 18 months from the closing of the IPO, although Sponsor will be entitled to liquidating distributions from the trust account with respect to any Class A Ordinary Shares it holds if the Issuer fails to complete the Business Combination within the prescribed time frame.

Voting Agreement

Further pursuant to the Letter Agreement, Sponsor has agreed to vote any Founder Shares, Placement Shares, and any Class A Ordinary Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. If the Issuer submits the Business Combination to its public stockholders for a vote, the Issuer will complete the Business Combination only if a majority of the outstanding Class A Ordinary Shares voted are voted in favor of the Business Combination.

CUSIP No. G3137C106	13D	Page 10 of 15 pages

Lock-up Agreement

Further pursuant to the Letter Agreement, Sponsor agreed that the Founder Shares, Placement Units, and securities contained therein are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last sale price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property, and (ii) in the case of the Placement Units, including the component securities therein, until 30 days after the completion of the Business Combination, with certain limited exceptions.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Sponsor, pursuant to which Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register Founder Shares, Placement Units, any Class A Ordinary Shares issuable upon the exercise of Placement Warrant, the Class A Ordinary Shares issued upon the conversion of the Class B Ordinary Share (as well as the one additional Class A Ordinary Share issuable upon conversion of the Class B Ordinary Share), and any Class A Ordinary Shares that may be issued as part of working capital loans. In addition, Sponsor has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Sponsor Loan

Sponsor and the Issuer entered into an agreement (the “Sponsor Loan Note”), pursuant to which Sponsor loaned $6,220,000 to the Issuer (the “Sponsor Loan”). The Sponsor Loan bears no interest. The proceeds of the Sponsor Loan were deposited into the trust account to be used to fund the redemption of the public shares (subject to the requirements of applicable law) in connection with the Issuer’s Business Combination or otherwise. The Sponsor Loan shall be repaid or converted into units (“Sponsor Loan Units”) at a conversion price of $10.00 per unit, at the discretion of the Sponsor, at any time up until the consummation of the Business Combination. The Sponsor Loan Units would be identical to the Placement Units acquired in

CUSIP No. G3137C106	13D	Page 11 of 15 pages

the IPO. The Sponsor Loan is being extended in order to ensure that the amount in the trust account is $10.20 per public share. If the Issuer does not consummate the Business Combination and the Sponsor Loan has not been converted into Sponsor Loan Units by such time, the Issuer will not repay the Sponsor Loan and its proceeds will be distributed to the public shareholders. Sponsor has waived any claims against the trust account in connection with the Sponsor Loan.

The foregoing description of the Sponsor Loan Note does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D/A for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Persons and their designees to the Issuer’s board of directors (the “Board”) may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. G3137C106	13D	Page 12 of 15 pages

Item 5.	Interest in Securities of the Issuer

(a) Items 7-11 of the cover pages of this Schedule 13D/A are incorporated herein by reference. As of the date hereof, the Reporting Persons may be deemed to beneficially own 8,100,000 Ordinary Shares, representing 54.1% of the total of the Issuer’s issued and outstanding Ordinary Shares. This amount excludes the 300,000 Class A Ordinary Shares underlying the Private Placement Warrants that are not exercisable until 30 days after completion of the Issuer’s initial business combination.

The foregoing beneficial ownership percentage is based on a total of 14,966,019 Ordinary Shares outstanding, which includes one (1) Class B Ordinary Share.

(b) Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons have shared voting power and shared dispositive power with regard to the 8,100,000 Ordinary Shares reported in this Schedule 13D/A.

(c) The Reporting Persons have not effected any transactions of the Issuer’s Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 3 and Item 4 of this Schedule 13D/A, which information is incorporated herein by reference.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Unit Subscription Agreement, Letter Agreement, Registration Rights Agreement and Sponsor Loan Note and is incorporated herein by reference. A copy of these agreements are attached as exhibits to this Schedule 13D?/A, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. G3137C106	13D	Page 13 of 15 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement. (Incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on November 1, 2021).

2	Letter Agreement, dated October 18, 2021, by and among the Issuer, its officers, its directors and the Sponsor. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed October 22, 2021).

3	Registration Rights Agreement, dated October 18, 2021, by and between the Issuer and Sponsor (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed October 22, 2021).

4	Unit Subscription Agreement, dated October 18, 2021, by and between the Issuer and the Sponsor. (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed October 22, 2021).

5	Sponsor Loan Note, dated October 18, 2021, by and between the Issuer and the Sponsor. (Incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed October 22, 2021).

CUSIP No. G3137C106	13D	Page 14 of 15 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2023

ENT4.0 TECHNOLOGY SPONSOR LLC

By:	/s/ Steven Fletcher
Name:	Steven Fletcher
Title:	a Managing Member

EXPLORER PARENT LLC
By: Founder Holdings LLC, its managing member

By:	/s/ Steven Fletcher
Name:	Steven Fletcher
Title:	a Managing Member

By:	/s/ Alex Vieux
Name:	Alex Vieux
Title:	a Managing Member

FOUNDER HOLDINGS LLC

By:	/s/ Steven Fletcher
Name:	Steven Fletcher
Title:	a Managing Member

By:	/s/ Alex Vieux
Name:	Alex Vieux
Title:	a Managing Member

STEVEN FLETCHER

/s/ Steven Fletcher

ALEX VIEUX

/s/ Alex Vieux

CUSIP No. G3137C106	13D	Page 15 of 15 pages

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of ENT4.0 Technology Sponsor LLC, Explorer Parent LLC, and Founder Holdings LLC are set forth below.

ENT4.0 Technology Sponsor LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Steven Fletcher	Principal of Financial Services Firm	533 Airport Blvd, Suite 400, Burlingame, CA 94010	United States
Alex Vieux	Principal of Financial Services Firm	533 Airport Blvd, Suite 400, Burlingame, CA 94010	France
Eric Benhamou	Principal of Financial Services Firm	533 Airport Blvd, Suite 400, Burlingame, CA 94010	United States

Explorer Parent LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Steven Fletcher	Principal of Financial Services Firm	533 Airport Blvd, Suite 400, Burlingame, CA 94010	United States
Alex Vieux	Principal of Financial Services Firm	533 Airport Blvd, Suite 400, Burlingame, CA 94010	France

Founder Holdings LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Steven Fletcher	Principal of Financial Services Firm	533 Airport Blvd, Suite 400, Burlingame, CA 94010	United States
Alex Vieux	Principal of Financial Services Firm	533 Airport Blvd, Suite 400, Burlingame, CA 94010	France